Exhibit 99.14

Midas Gold Corp. Amends Investor Rights Agreement with Barrick Gold

Barrick commits to provide lead order and fund up to US$5 million

VANCOUVER, BRITISH COLUMBIA – Midas Gold Corp. (MAX:TSX / MDRPF:OTCQX) (“Midas Gold” or the “Company”) today announced that it has amended the investor rights agreement dated May 16, 2018 (“IRA”) entered into with Barrick Gold Corporation (“Barrick”) in conjunction with Barrick’s US$38 million investment in Midas Gold completed in May 2018. These amendments were made at Midas Gold’s request and are designed to increase financing flexibility and options for Midas Gold, including a commitment by Barrick to provide a lead order.

“As we continue to advance the Stibnite Gold Project through completion of a feasibility study and regulatory approval of our plan for the restoration and redevelopment of this brownfields site, Barrick’s investment and support has been instrumental in the progress we have made towards our goals,” said Stephen Quin, President & CEO of Midas Gold Corp. “We appreciate Barrick’s flexibility to accommodate our requested amendments to the terms of the IRA, and its willingness to commit to take its proportionate share of any future financing undertaken under the IRA, as amended.” As disclosed in its audited financial statements filed on SEDAR, at December 31, 2018 Midas Gold had a cash balance of US$29.9 million.

“Barrick is pleased to support Midas Gold as it advances its Stibnite Gold Project in Idaho through the permitting and feasibility process,” said Mark Bristow, President & CEO of Barrick Gold. Barrick currently owns approximately 19.744% of Midas Gold’s issued shares.

Amendments to the IRA include provision of a standby commitment from Barrick to fund up to an aggregate of US$5 million in respect of any future financing by Midas Gold that constitutes a "Permitted Offering" as defined in the IRA, subject to the terms and conditions of the amended IRA. The amendment to the IRA, which is subject to regulatory approval, will be filed under Midas Gold’s profile on SEDAR at www.sedar.com in accordance with applicable securities laws.

For further information about Midas Gold Corp., please contact:

Liz Monger -- Manager, Investor Relations

(t): 778.724.4704

(e): info@midasgoldcorp.com

Facebook: www.facebook.com/midasgoldidaho Twitter: @MidasIdaho

Website: www.midasgoldcorp.com

About Midas Gold and the Stibnite Gold Project

Midas Gold Corp., through its wholly owned subsidiaries, is focused on the exploration and, if warranted, site restoration and redevelopment of gold-antimony-silver deposits in the Stibnite-Yellow Pine district of central Idaho that are encompassed by its Stibnite Gold Project.

Caution Regarding Forward Looking Information

This news release contains forward-looking statements regarding potential financings contemplated in the IRA, as amended. These forward-looking statements are provided as of the date of this news release, or the effective date of the documents referred to in this news release, as applicable, and reflect predictions, expectations or beliefs regarding future events based on the Company's beliefs at the time the statements were made, as well as various assumptions made by and information currently available to them. In making the forward-looking statements included in this news release, the Company has applied several material assumptions, including, but not limited to, the assumption that regulatory approval of the amendment to the IRA and any potential financing will be obtained in a timely manner; that general economic and business conditions will not change in a materially adverse manner; and that the Company will be able to raise additional funds on reasonable terms. Although management considers these assumptions to be reasonable based on information available to it, they may prove to be incorrect. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions on which they are based do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the expectations expressed in them. These risk factors may be generally stated as the risk that the assumptions expressed above do not occur, but specifically include, without limitation, risks relating to: general market conditions; the Company’s ability to secure additional financing on favourable terms; and the additional risks described in the Company's latest Annual Information Form, and other disclosure documents filed by the Company on SEDAR. The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The Company does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on behalf of the Company, except as required by law.